December 23, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Summit Mutual Funds, Inc. File Numbers 002-90309 and 811-04000

Ladies and Gentlemen:

I am writing to request the withdrawal of a Form N-14 filed on December 21, 2009. The Form was correctly submitted under Summit Mutual Funds, Inc. (CIK: 0000743773), however, the facing page of this filing indicates Calvert Variable Series, Inc. as the Registrant. The accession number for this filing is 0000743773-09-000048, and the 1933 Act number assigned to this filing is 333-163884.

A corrected submission will be refiled today. The only change made to this submission is to change the Registrant's name on the facing page.

Please feel free to contact me at 301-657-7044 with any questions.

Sincerely,

/s/ Andrew K. Niebler

Andrew K. Niebler
Associate General Counsel
Calvert Group, Ltd.

cc: Michelle Roberts, Division of Investment Management